UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9328

Ecolab Inc.

(Exact name of registrant as specified in its charter)

370 Wabasha Street North
Saint Paul, Minnesota  55102
(651) 293-2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(which expired on March 13, 2006) (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

Preferred Stock Purchase Rights (issued March 13, 2006) (2)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

(Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Ecolab Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 28, 2006	By:	/s/ Timothy P. Dordell
		Name:	Timothy P. Dordell
		Title:	Assistant Secretary

(1)

The Preferred Stock Purchase Rights referenced herein (the “1996 Rights”) expired at the close of business on March 13, 2006, pursuant to the terms of the Rights Agreement, dated as of February 24, 1996, as amended from time to time, by and between the Registrant and Computershare Investor Services, LLC, as Rights Agent (the “1996 Rights Agreement”). The Registrant initially filed a Form 8-A to register the 1996 Rights on February 28, 1996, which Form 8-A was subsequently amended from time to time.

(2)

The Preferred Stock Purchase Rights referenced herein (the “2006 Rights”), were issued pursuant to the Rights Agreement, dated as of February 24, 2006, by and between the Registrant and Computershare Investor Services, LLC, as Rights Agent. The Registrant filed a Form 8-A to register the 2006 Rights on February 28, 2006.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.